Filed pursuant to Rule 433(d)

Registration Statement No. 333-13169

Linked to

The Rogers International Commodity Index®—Energy Total ReturnSM
(RICI® – Energy ELEMENTS)

RICI-Energy ELEMENTS are designed to track the performance of the Rogers International Commodity Index® – Energy Total Return (RICI-Energy Index). RICI-Energy ELEMENTS are intended to provide investors with exposure to commodities in the energy sub-sector.

ELEMENTSSM Linked to the Rogers InternationalCommodity Index® – Energy Total ReturnSM (RICI-Energy ELEMENTS)

Ticker	ECT
Intraday Indicative Value Ticker	ECTIV
Bloomberg RICI-Energy Index Ticker	ROGRENTR
Exchange	New York Stock Exchange
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	870297306

Issuer: Swedish Export Credit Corporation - AA+/Aa1

Swedish Export Credit Corporation (SEK) provides access to financial solutions for export and infrastructure. The main businesses include export credits, lending, structured financing, project financing, leasing, capital markets products, and financial advisory services. SEK was founded in 1962 and is owned by the Swedish state.

Index: Rogers International Commodity Index® – Energy Total ReturnSM (RICI®-Energy Index)

The RICI®-Energy Index is an index of 6 energy commodity futures contracts, representing commodities consumed in the global economy. The RICI-Energy Index is a composite, United States dollar-based total return index that reflects the return on a fully collateralized investment in the index components. A sub-index of the Rogers International Commodity Index® – Total ReturnSM

(RICI® – Total Return Index), the RICI-Energy Index aims to be an effective measure of the price action of raw energy materials in the United States and around the world. The RICI-Energy Index was launched by James B. Rogers, Jr. on July 31, 1998 and is published under the symbol ROGRENTR on Bloomberg.

RICI-Energy Index Weighting and Rebalancing

The RICI-Energy Index’s weightings attempt to balance consumption patterns (in developed and developing countries worldwide) and specific contract liquidity. Below is a current list of the futures contracts (Index Components) comprising the RICI-Energy Index as well as their respective initial weightings. The initial weightings are the weights of each constituent commodity in the RICI-Energy Index set on April 5, 2007.

The Rogers International Commodity Index – Total Return Index is overseen and managed by a committee (the “RICI Committee”). Jim Rogers chairs the RICI Committee and controls its decisions. The Rogers International Commodity Index Committee reviews the selection and weighting of the futures contracts in the RICI – Total Return Index and the RICI-Energy Index annually.Weights are assigned during each month of December for the following year, if necessary. The RICI-Energy Index is rebalanced monthly during each roll period towards its initial weights.

Being a sub-index of the RICI – Total Return Index, the exact weighting of each of the RICI-Energy Index Components is the weight of such index component in the RICI – Total Return Index divided by the weight of the Energy segment in the RICI – Total Return Index (44.00%).

Historical Performance of the RICI-Energy Index

The following chart provides a comparison of performance of the RICI-Energy Index and the RICI – Total Return Index for a period beginning July 31, 1998 through April 30, 2007. Both indices are rebased to 100 on July 31, 1998. The historical RICI-Energy Index levels do not give an indication of future performance of the RICI-Energy Index. There can be no assurance that the future performance of the RICI-Energy Index or the Index Components will result in holders of the securities receiving a positive return on their investment.

What Are Some of the Risks of ELEMENTS?

An investment in ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the pricing supplement.

1.              No Principal Protection – If the value of the RICI-Energy Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your ELEMENTS, you will receive less than your original investment.

2.              Commodity Market and Index Risk – The return on ELEMENTS is linked to the performance of the RICI-Energy Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably, affecting the value of the Index Components and, consequently, the value of your ELEMENTS in unforeseeable ways. The index publisher may suspend or discontinue the calculation or publication of the RICI-Energy Index making it difficult to determine the market value of the RICI-Energy Index and of your ELEMENTS which, may in turn, adversely affect the market price of your ELEMENTS.

3.              Concentrated Investment Risk – Because the Index Components are concentrated in commodities in general and in energy commodities in particular, your investment may carry risks similar to a concentrated securities investment in the energy sector.

4.              No Interest Payments – You will not receive any periodic interest payments on ELEMENTS.

5.              Issuer Risk – Since ELEMENTS are unsecured debt securities of SEK, the amount due on ELEMENTS is dependent on SEK’s ability to pay.

6.              A Trading Market for the ELEMENTS May Not Develop – Although ELEMENTS are listed on a U.S. securities exchange, a trading market may not develop. The issuer is not required to maintain any listing of ELEMENTS on an exchange.

How do I get started?

Please speak with your broker or financial advisor to determine if RICI-Energy ELEMENTS is appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon.

For more information about RICI-Energy ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at http://www.elementsetn.com/pdfs/ETN%20Prospectus-%20RICI%20Energy-%20SEK.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384). • www.ELEMENTSetn.com
ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

Rogers International Commodity Index, RICI and Rogers International Commodity Index – Energy Total Return are trademarks and service marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license.

© 2007 MLPF&S Inc. Printed in the U.S.A. Member, Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-ECT-0607